EXHIBIT 4.127
ERGO URANIUM SALE AGREEMENT
ISL/HD
of the BRAKPAN PLANTS
150808
to ERGO MINING
Memorandum of Agreement
Made and entered into between:-
ERGO URANIUM (PROPRIETARY) LIMITED
(Reg No 2007/017509/07)
(a company duly incorporated in accordance with the company laws of the Republic of
South Africa with limited liability, herein represented by Diederik Albert Willem van der
Walt, in his capacity as a director thereof, he being duly authorised hereto under and by virtue of a resolution of the board of directors of the company passed at
Johannesburg on the 15
th
day of August 2008, and a certified copy whereof is annexed
hereto  marked "A");
of the first part;
and

ERGO MINING (PROPRIETARY) LIMITED
(Reg No 2007/004886/07)
(a company duly incorporated in accordance with the company laws of the Republic of
South Africa with limited liability, herein represented by Lloyd Dunbar Birrell, in his capacity as a director thereof, he being duly authorised hereto under and by virtue of a resolution of the board of directors of the company passed at Johannesburg on the
15
th
day of August 2008, and a certified copy whereof is annexed hereto  marked "B");
of the other part.
1.
Definitions
1.1 In this agreement, unless inconsistent with the context, the following terms and/or expressions shall have the separate meanings assigned to them hereunder and for purposes of convenience the said definitions are reflected throughout this agreement in capitals:-
1.1.1
“ANCILLARY
AGREEMENTS”
shall mean the interlinking agreements
more fully set forth in the schedule
thereof annexed hereto and  marked
“C”;
1.1.2
“ANGLOGOLD”
shall mean AngloGold Ashanti Limited
(Reg No 1944/017354/06);

1.1.3
“ANGLOGOLD
AGREEMENT”
shall mean the Memorandum of
Agreement made and entered into by
and between ANGLOGOLD, ERGO
MINING, DRD SA and MINTAILS SA at
Johannesburg on the 6 August 2007
and shall be deemed to include the
various addenda thereto respectively
dated the 17 August 2007, 30 August
2007, 21 November 2007, 28 February
2008 and 15 May 2008 relating to the
sale and purchase respectively of the
BRAKPAN CIL 2 PLANT, upon the
terms and conditions therein set forth;
1.1.4
“BRAKPAN CIL 1
PLANT”
shall collectively mean the gold circuit
plant [initially acquired by HVH from
ANGLOGOLD in terms of the HVH
AGREEMENT and subsequently sold:-
•
by HVH to MOGALE; thereafter
•
by MOGALE to ERGO URANIUM
and refurbished by the latter;
thereafter

•
by ERGO URANIUM to ERGO
MINING in terms of the ERGO
URANIUM SALE AGREEMENT]
and being those items marked in purple
and blue (and identified by the yellow
block printed pointers) in    Annexe “D”
hereto and constituting the following:-
•
electrical power factor correction
•
flotation building;
•
fitting/electrical workshop;
•
desanding building;
•
admin building;
•
R.W.B. Reservoir;
•
tailings thickener No 2;
•
tailings thickener No 4;
•
elution building;
•
tank farm;
•
residue area;
•
piping workshop;
•
plating workshop;
•
fitting workshop;
•
tailings pump house;
•
hot and cold sumps;

•
rigging workshop;
•
medical centre;
•
clear water reservoir;
•
change house;
•
plant stores;
•
Sallies return; and
•
settling ponds
and in no way derogating therefrom
including whatever RIGHTS and/or
SERVITUDES are applicable thereto,
inter alia, the rights of ingress to and
egress from such plant and/or line
and/or pipeline rights and/or other
infrastructural services, the weigh
bridge and pipe yard to the exclusion,
however, of the BRAKPAN CIL 2
PLANT;
1.1.5
“BRAKPAN CIL 2
PLANT”
shall collectively mean the gold circuit
plant and the infrastructure therefor
[initially acquired by HVH from
ANGLOGOLD in terms of the HVH
AGREEMENT and subsequently sold:-

•
by HVH to MOGALE; thereafter
•
by MOGALE to ERGO URANIUM;
thereafter
•
by ERGO URANIUM to ERGO
MINING in its prevailing
“voetstoots” state in terms of the
ERGO SALE AGREEMENT]
and being those items which are
uncoloured on the whole of the plan
annexed hereto and   marked “D”
including whatever RIGHTS and/or
SERVITUDES are applicable thereto,
inter alia, the rights of ingress to and
egress from such plant and/or line
and/or pipeline rights and/or other
infrastructural services to the exclusion,
however, of the BRAKPAN CIL 1
PLANT ;
1.1.6
“BRAKPAN PLANTS”
shall collectively mean the BRAKPAN
CIL 1 PLANT, the BRAKPAN CIL 2
PLANT and such additional
infrastructure therefor and which
comprises the whole of the plan which

constitutes Annexe “D” hereto and on
the basis that should any dispute arise
as to what comprises the aforesaid
plants, then and in such event same
shall be referred to Messrs Charles
Symons and Basie Maree, who shall act
as experts and whose decision in regard
thereto shall be final and binding save
where the two experts are unable to
reach agreement, in which event the
dispute shall then be referred to an
independent third party expert, whose
decision shall prevail;
1.1.7
“CLOSING DATE”
shall mean the date of the fulfilment or
waiver, as the case may be, of the
conditions precedent in clause 3 infra
and  shall at latest be 7 (seven)
business days thereafter;
1.1.8
“COMPETITION ACT”
shall mean the Competition Act, No 89
of 1998, as amended;
1.1.9
“CONSIDERATION
SHARES”
shall mean 150 (one hundred and fifty)
new ordinary par value shares of R1,00
(one rand) each in the capital of ERGO

MINING to be issued at a premium,
allotted and delivered to ERGO
URANIUM in consideration for the sale
by ERGO URANIUM to ERGO MINING
of the BRAKPAN PLANTS;
1.1.10
“CONSOLIDATION
PROCESS”
shall have the meaning ascribed thereto
in the MINING USER CONTRACT;
1.1.11
“CONVERSION DATE”
shall mean the date of the conversion of
the RIGHTS from “old order mining
rights” to “new order mining rights” by
the DME in accordance with the
provisions of the MPRDA;
1.1.12
“CROWN”
shall mean Crown Gold Recoveries
(Proprietary) Limited (Reg No
1988/005115/07);
1.1.13
“DME”
shall mean the Department of Minerals
and Energy of the Government of the
Republic of South Africa;
1.1.14
“DRD SA”
shall mean DRDGold South African
Operations (Proprietary) Limited (Reg
No 2005/033662/07), a company

controlled by DRDGold Limited, a public
company listed on the JSE Limited
Securities Exchange;
1.1.15
“EFFECTIVE DATE”
shall mean the close of business on the
31 July 2008 notwithstanding the
SIGNATURE DATE;
1.1.16
“ELSBURG DUMPS”
shall mean approximately 187 (one
hundred and eighty seven) million
tonnes of tailings or residue referred to
as the “Elsburg Dumps”, the ownership
whereof, including the ground upon
which same is situated, vests in ERPM;
1.1.17
“ELSBURG JV”
shall mean the joint venture established
between the following entities, whose
proportionate interests in such joint
venture were as at the EFFECTIVE
DATE, are as at the SIGNATURE
DATE and will be as at the CLOSING
DATE as follows:-
1.1.17.1
MOGALE - 50% (fifty per
centum) thereof; and
1.1.17.2
ERPM
- 50% (fifty per

centum) thereof;
1.1.18
“ELSBURG JV
RESOURCE”
shall have the meaning ascribed thereto
in the MINING USER CONTRACT;
1.1.19
“EMP”
shall mean the Environmental
Management Programme pertaining to
the ELSBURG DUMPS and the LAND
and as approved by the DME;
1.1.20
“ENVIRONMENT”
shall mean the environment, including
without limitation, atmosphere, surface
water, ground water, land surface, soil,
subsurface strata and plant and animal
life and furthermore, without limitation,
the meaning ascribed to that term in the
National Environmental Management
Act, No 109 of 1998, as amended;
1.1.21
“ENVIRONMENTAL
LEGISLATION”
shall mean all applicable South African
laws including, without limitation, the
National Environmental Management
Act, No 109 of 1998, as amended, as
referred to in clause 1.1.20 supra,
common law, statutes, codes, directives
and the like, and all rules, regulations,

orders or statutory guidance directives
made thereunder, concerning the
ENVIRONMENT;
1.1.22
“ERGO MINING”
shall mean Ergo Mining (Proprietary)
Limited (and shall be deemed to include
its successors in title or permitted
assigns), the authorised share capital
whereof is R1 000,00 (one thousand
rand) divided into 1 000 (one thousand)
ordinary par value shares of R1,00 (one
rand) each and the issued share capital
whereof:-
1.1.22.1
was as at the EFFECTIVE
DATE and is as at the
SIGNATURE DATE,
R300,00 (three hundred
rand) divided into 300 (three
hundred) ordinary par value
shares of R1,00 (one rand)
each, the registered and/or
beneficial owners whereof
were and are as at such
dates as follows:-

•
DRD SA as nominee for
CROWN - 150 (one
hundred and fifty)
shares; and
•
MinTails Gold and
Uranium Limited of
Mauritius as nominee
for ERGO URANIUM -
150 (one hundred and
fifty) shares;
1.1.22.2
as at the CLOSING DATE
will be R600,00 (six hundred
rand) divided into 600 (six
hundred) ordinary par value
shares of R1,00 (one rand)
each, the registered and/or
beneficial owners whereof
will be as follows:-
•
CROWN - 300 (three
hundred) shares; and
•
ERGO URANIUM -

300 (three hundred)
shares;
1.1.23
“ERGO MINING
ASSETS”
shall mean the BRAKPAN PLANTS,
beneficial ownership whereof shall pass
to ERGO MINING from the EFFECTIVE
DATE (subject to the reserved rights of
ANGLOGOLD in terms of the
ANGLOGOLD AGREEMENT) and
beneficial use whereof vested in ERGO
MINING from the 23 November 2007;
1.1.24
“ERGO URANIUM”
shall mean Ergo Uranium (Proprietary)
Limited (a company indirectly controlled
by MINTAILS AUS) and shall be
deemed to include its successors in title
or permitted assigns;
1.1.25
“ERGO URANIUM
ACQUISITION
AGREEMENT”
shall mean the memorandum of
agreement entered into by and between
MOGALE as seller and ERGO
URANIUM as purchaser and relating to
the sale and purchase respectively of
the BRAKPAN PLANTS upon the
terms and conditions therein set forth;

1.1.26
“ERGO URANIUM
SALE AGREEMENT”
shall mean this agreement between the
PARTIES and shall be deemed to
include all annexes thereto which shall
be initialled or signed, as the case may
be, by the PARTIES for purposes of
identification relating, inter alia, to the
sale of the BRAKPAN PLANTS by
ERGO URANIUM to ERGO MINING in
exchange for the CONSIDERATION
SHARES;
1.1.27
“ERPM”
shall mean East Rand Proprietary
Mines Limited (Reg No
1893/000773/06), a wholly owned
subsidiary of DRD SA;
1.1.28
“ERPM ASSETS”
shall mean what is generally known and
described as the Elsburg Tailings
Dumps and the infrastructure therefor,
collectively comprising:-
1.1.28.1
the ELSBURG DUMPS;
1.1.28.2 the old order used mining
RIGHTS attaching thereto;

and
1.1.28.3
the RIGHTS of ERPM to
pump, subject to regulatory
constraints, subterranean
water,
to the exclusion of the ‘Cason Tailings’,
the latter being part of the remainder of
CROWN’s existing “Life of Mine”;
1.1.29
“ERPM JOINT
VENTURE
PARTICIPATION”
shall mean the joint venture interest of
50% (fifty per centum) in the ELSBURG
JV to be allocated to ERPM and as
more fully referred to hereafter, inter
alia, in consideration for the conclusion
by
ERPM
of the
MINING
USER
CONTRACT;
1.1.30
“HVH”
shall mean HVH Gold (Proprietary)
Limited, an indirect subsidiary of
MINTAILS SA;
1.1.31
“HVH AGREEMENT”
shall mean the memorandum of
agreement entered into by and between
ANGLGOLD, HVH and Skeat Gold

Mining Limited at Johannesburg on the
20 November 2006 relating to the sale
and purchase respectively of the
BRAKPAN PLANTS and shall be
deemed to include the first addendum
thereto dated the 9 May 2007;
1.1.32
“LAND”
shall mean the land upon which the
BRAKPAN PLANTS are situated and
as more fully described in the
ANGLOGOLD AGREEMENT which
shall, mutatis mutandis, apply hereto;
1.1.33
“LEASE”
shall mean the agreement of lease to
be entered into by and between ERGO
URANIUM as lessor and ERGO
MINING as lessee of the BRAKPAN
PLANTS and upon the salient terms
and conditions set forth in   Annexe “E”
hereto;
1.1.34
“MINERALS”
shall have the meaning ascribed thereto
in the MINING USER CONTRACT;
1.1.35
“MINING USER
CONTRACT”
shall mean the memorandum of
agreement to be entered into by and

between CROWN, ERPM, ELSBURG
JV, ERGO MINING and ERGO
URANIUM governing, inter alia, the
mining, recovery, treatment and
processing of :-
1.1.35.1 gold from the ore extracted
from the ELSBURG DUMPS
by the ELSBURG JV; and
1.1.35.2
MINERALS extracted from
the POST CONSOLI-
DATION EVENT
RESOURCES in the event
of the activation of the
CONSOLIDATION
PROCESS,
as the case may be;
1.1.36
“MINTAILS AUS”
shall mean Mintails Limited of Australia,
a public company, the shares whereof
are listed on the Australian Stock
Exchange;

1.1.37
“MINTAILS SA”
shall mean MinTails SA (Proprietary)
Limited (Reg No 2004/007547/07, a
company indirectly controlled by
MINTAILS AUS;
1.1.38
“MOGALE”
shall mean Mogale Gold (Proprietary)
Limited, a wholly owned subsidiary of
MINTAILS SA and in the course of
being restructured to facilitate the entry
of a Black Economic Empowerment
shareholder;
1.1.39
“MOGALE JOINT
VENTURE
PARTICIPATION”
shall mean the joint venture interest of
50% (fifty per centum) in the ELSBURG
JV to be allocated to MOGALE and as
more fully referred to hereafter, inter
alia, in consideration for the undertaking
to refurbish and/or the refurbishment by
ERGO URANIUM at its expense, of the
BRAKPAN CIL 1 PLANT and the
conclusion by MOGALE of the MINING
USER CONTRACT;
1.1.40
“MPRDA”
shall mean the Mineral and Petroleum
Resources Development Act, No 28 of

2002, as amended;
1.1.41
“NNR ACT”
shall mean the National Nuclear
Regulator Act, No 47 of 1999, as
amended;
1.1.42
“PARTIES”
shall mean both parties to the ERGO
URANIUM SALE AGREEMENT,
namely this agreement;
1.1.43
“POST
CONSOLIDATION
EVENT RESOURCES”
shall have the meaning ascribed thereto
in the MINING USER CONTRACT;
1.1.44
“RIGHTS”
shall mean all the mining and ancillary
rights, if any, applicable to:-
•
the BRAKPAN PLANTS and/or the
LAND granted by the DME and/or
its predecessor from time to time
and beneficial ownership whereof
presently vests in ERGO URANIUM
pursuant to the ERGO URANIUM
ACQUISITION AGREEMENT; or
•
the ERPM ASSETS granted by the
DME and/or its predecessor from
time to time and beneficial

ownership whereof vests in ERPM;
1.1.45
“SIGNATURE DATE”
shall mean the date of the signature of
the ERGO URANIUM SALE
AGREEMENT by the PARTY last
signing same;
1.1.46
“TERM SHEET”
shall mean the Term Sheet entered into
on or about the 23 November 2007 by
and between CROWN, DRD SA; ERPM,
ERGO MINING, ERGO URANIUM,
HVH, MINTAILS AUS, MINTAILS SA
and MOGALE and relating to a joint
venture between DRD SA of the
Republic of South Africa and MINTAILS
AUS and/or their respective subsidiaries;
1.1.47
“WARRANTIES”
shall mean those warranties to be
furnished by ERGO URANIUM in favour
of ERGO MINING and as more fully set
forth in a schedule thereof annexed
hereto and   marked “F”.
1.2 Words importing:-
1.2.1
the singular shall include the plural and vice versa;

1.2.2 any one gender shall include the others;
1.2.3 persons shall, where the context admits, include firms or corporations.
1.3 Where figures are referred to in numerals and words, then the latter shall prevail in the event of any dispute.
1.4 Any reference to a statute, regulation or other legislation shall be a reference to such statute, regulation or other legislation as at the date of signature of these presents and as amended or substituted from time to time.
1.5
When any number of days is prescribed in the ERGO URANIUM SALE
AGREEMENT, same shall mean business days and shall be reckoned exclusively of the first and inclusively of the last day unless the last day falls on a Saturday, Sunday or public holiday in the Republic of South, in which case the last day shall be the next succeeding day which is not a Saturday, Sunday or public holiday.
1.6
The use of the word “including” followed by a specific example/s shall not be construed as limiting the meaning of the general wording preceding it and the eiusdem generis rule shall not be applied in the interpretation of such general wording or such specific example/s.

1.7 Where any term is defined within a particular clause other than as set forth in this clause 1, then that term shall bear the meaning ascribed to it in that clause wherever it is used in the ERGO URANIUM SALE AGREEMENT.
1.8
The terms of the ERGO URANIUM SALE AGREEMENT having been
negotiated, the contra proferentem rule shall not be applied in the interpretation thereof.
1.9 Any term which refers to a South African legal concept or process (in no way derogating from the generality thereof, for example
“winding-up”
or
“curatorship”) shall be deemed to include a reference to the equivalent or analogous concept or process in any other jurisdiction in which the ERGO
URANIUM SALE AGREEMENT may apply or to the laws of which any PARTY cited hereunder may be or become subject.
1.10
Any reference to “permitted assigns” shall mean those consented to, in writing, by the PARTIES.
2.
Recordal
It is recorded that:-
2.1
DRD SA and MINTAILS AUS, acting through their respective subsidiaries, have agreed, pursuant to the TERM SHEET, to establish a large uranium, gold and other minerals, mining, recovery, treatment and processing business;

2.2
to this end the MINING USER CONTRACT and the ANCILLARY
AGREEMENTS are to be concluded between DRD SA and/or any one or more of its subsidiaries on the one hand and MINTAILS AUS and/or any one or more of its subsidiaries on the other hand;
2.3 as an integral part of the aforegoing:-
2.3.1
DRD SA and MINTAILS SA have caused to be established a
special purpose vehicle, namely ERGO MINING (with its
shareholders as CROWN and ERGO URANIUM) on the one hand
and a joint venture, namely the ELSBURG JV (with its joint
venturers as ERPM and MOGALE) on the other hand;
2.3.2
the ERPM ASSETS are owned by ERPM and it has agreed:-
2.3.2.1
to grant the ELSBURG JV the right to use the ERPM
ASSETS; and
2.3.2.2
for the ELSBURG JV to lease the land upon which the
ELSBURG DUMPS are situated,
for the duration of the MINING USER CONTRACT and for the
purposes therein set forth;
2.4
pursuant to the TERM SHEET:-
2.4.1
ERGO URANIUM has agreed to:-

2.4.1.1
on-sell the BRAKPAN PLANTS (including the lease of
the LAND) to ERGO MINING:-
2.4.1.1.1.
with effect from the EFFECTIVE DATE in
exchange for a 50% (fifty per centum)
equity interest in ERGO MINING; and
2.4.1.1.2.
in consideration for ERGO MINING
facilitating the use of the BRAKPAN CIL 1
PLANT by and for the benefit of the
ELSBURG JV with the consent of all the
remaining PARTIES;
2.4.1.2
to procure that the BRAKPAN PLANTS are utilised by
ERGO MINING for the purpose of mining the POST
CONSOLIDATION EVENT RESOURCES (in the
event of the activation of the CONSOLIDATION
PROCESS); and
2.4.2
ERPM (a wholly owned subsidiary of DRD SA) as the owner of the
ERPM ASSETS has agreed to allow the ELSBURG JV the usage
and lease thereof in the mining of the ELSBURG DUMPS in
exchange for the ERPM JOINT VENTURE PARTICIPATION and
for its sister company, namely CROWN, to have allotted and
issued to it the remaining 50% (fifty per centum) of the equity in
ERGO MINING; and

2.5
the PARTIES are now desirous of implementing the TERM SHEET as afore-
referred to and accordingly of entering into the ERGO URANIUM SALE
AGREEMENT and thereby implementing the provisions of clause 2.4.1 supra and it being further recorded that the provisions of clause 2.4.2 supra shall be implemented in terms of one of the ANCILLARY AGREEMENTS.
3.
Conditions Precedent
3.1
The ERGO URANIUM SALE AGREEMENT shall be subject to the fulfilment or waiver, as the case may be, of the following conditions precedent within the time periods hereinafter stipulated:-
3.1.1
the execution of the ANCILLARY AGREEMENTS by the
respective parties thereto;
3.1.2 the passing of an ordinary resolution of the board of directors of
ERGO MINING increasing its issued share capital from R300,00
(three hundred rand) divided into 300 (three hundred) ordinary par value shares of R1,00 (one rand) each to R600,00 (six hundred rand) divided into 600 (six hundred) ordinary par value shares of
R1,00 (one rand) each, to be placed under the control of its board of directors pending the arrival of the CLOSING DATE when the increased share capital shall be allotted, issued and delivered as provided in clause 1.1.22.2 supra,
on or before the 21 August 2008; and

3.1.3 the obtaining of all regulatory approvals, to the extent required, in relation to the subject matter of the ERGO URANIUM SALE
AGREEMENT and in no way derogating from the generality
thereof including, to the extent required and/or applicable, the relevant approvals:-
•     from the DME in terms of the MPRDA;
•     from The National Nuclear Regulator in terms of the NNR
ACT;
•     in terms of the ENVIRONMENTAL LEGISLATION; and
•     from the Competition Authorities in terms of the
COMPETITION ACT,
within a period of 120 (one hundred and twenty) days after the
SIGNATURE DATE;
3.2
The aforegoing conditions are stipulations for the benefit of the PARTIES and accordingly shall only be capable of being waived in writing by the PARTIES.
3.3 Should any of the aforesaid conditions precedent not be fulfilled or waived within the time periods stipulated or within such extended period as the
PARTIES may in writing agree upon, then and in such event the ERGO
URANIUM SALE AGREEMENT shall, in the absence of written agreement to the contrary, ipso facto be and become null and void ab initio and the
PARTIES shall be obliged to restore each other as near as possible to the status quo ante as at the SIGNATURE DATE and neither of the PARTIES shall have any claims against the other save in the event of a breach of the provisions of clause 3.4 infra.
3.4
The PARTIES reciprocally warrant in favour of each other that they will in good faith use their best endeavours to timeously procure the fulfilment of the conditions precedent which are applicable to them and to such end shall supply such information and/or execute such reasonable documentation as may be required by any third party, be it regulatory authorities or otherwise, in relation to the said conditions within a period of 14 (fourteen) days after a written request therefor.
4.
WARRANTIES
4.1
The ERGO URANIUM SALE AGREEMENT shall be founded upon the veracity of the WARRANTIES which shall be deemed an integral part hereof by ERGO
URANIUM in favour of ERGO MINING.
4.2
Save for the WARRANTIES, the ERGO URANIUM SALE AGREEMENT is
concluded on the basis that ERGO URANIUM has given no other warranties or representations, whether express or implied.

5.
Sale of BRAKPAN PLANTS
Subject to the arrival of the CLOSING DATE and the implementation of the provisions of clause 8 infra:-
5.1
ERGO URANIUM does hereby with effect from the EFFECTIVE DATE sell to
ERGO MINING which does hereby purchase from it "voetstoots" the
BRAKPAN PLANTS (it being recorded that ERGO MINING has, with the consent of ERGO URANIUM, had the beneficial usage of the BRAKPAN
PLANTS with effect from the 23 November 2007); and
5.2 the benefits of and the risks attaching to:
5.2.1
the usage of the BRAKPAN PLANTS, shall be deemed to have
passed from ERGO URANIUM to ERGO MINING on the 23
November 2007; and
5.2.2
the acquisition of the BRAKPAN PLANTS, shall shall be deemed to have passed from ERGO URANIUM to ERGO MINING on the
EFFECTIVE DATE.
6.
Purchase Consideration for BRAKPAN PLANTS and Discharge thereof
6.1
The purchase consideration payable by ERGO MINING to ERGO URANIUM for the BRAKPAN PLANTS shall be the sum of R40 000 000,00 (forty million rand).

6.2 The aforesaid purchase consideration shall be discharged by:-
6.2.1
the allocation, issue and delivery by ERGO MINING to ERGO
URANIUM of the CONSIDERATION SHARES, which shall be
subscribed for by ERGO URANIUM at par plus a premium
collectively equal to the amount referred to in clause 6.1 supra;
and
6.2.2
ERGO MINING having utilised and maintained the BRAKPAN
PLANTS from the 23 November 2007 and having agreed to accept the benefits and the risks attaching to such usage from such date until the EFFECTIVE DATE, being the date of acquisition by
ERGO MINING of the BRAKPAN PLANTS.
6.3 The aforesaid acquisition shall be exclusive of Value Added Tax for which
ERGO MINING shall be liable and which shall be payable as against the receipt of the appropriate tax invoice therefor.
7.
MOGALE JOINT VENTURE PARTICIPATION
In consideration for MOGALE refurbishing and/or agreeing to refurbish at its expense the BRAKPAN CIL 1 PLANT and being party to the MINING USER CONTRACT,
MOGALE shall receive in exchange therefor the MOGALE JOINT VENTURE
PARTICIPATION.

8.
CLOSING DATE
On the CLOSING DATE, the PARTIES and/or their duly authorised representatives, shall meet at a pre-determined time and venue and at which the following shall, inter alia, take place:-
8.1
ERGO MINING shall deliver to ERGO URANIUM and its nominees, the relevant share certificates in respect of the CONSIDERATION SHARES;
8.2
ERGO URANIUM’s appointees shall be appointed to the board of directors of
ERGO MINING so as to represent 50% (fifty per centum) of all appointees;
8.3
a resolution of the board of directors of ERGO MINING is passed:-
8.3.1 confirming the issue, allotment and delivery of the
CONSIDERATION SHARES to ERGO URANIUM;
8.3.2 taking cognisance of the transfer of 150 (one hundred and fifty)
ordinary shares in the capital of ERGO MINING, presently
registered in the name of MinTails Gold and Uranium Limited of
Mauritius as nominee for ERGO URANIUM, to ERGO URANIUM;
8.4
the PARTIES shall sign the LEASE.

9.
LAND
9.1
The PARTIES acknowledge that whilst it is the intention of ERGO URANIUM to sell the LAND to ERGO MINING, it is not possible to do so as this juncture by reason of the pending conversion of the RIGHTS and that such sale and transfer shall only be competent after the CONVERSION DATE and pending the arrival thereof ERGO URANIUM shall enter into the LEASE upon the
salient terms and conditions set forth in   Annexe “E”   hereto.
9.2
To this end the PARTIES irrevocably agree:-
9.2.1
and undertake that as soon as possible after the CONVERSION
DATE, they shall procure the conclusion of a sale agreement in respect of the LAND and shall procure transfer thereof into the name of ERGO MINING or its nominee and they shall sign all
relevant documents to facilitate such transfer; and
9.2.2
that the purchase consideration for the LAND shall be the sum of
R2 000 000,00 (two million rand), payment whereof shall be
discharged by the creation of a credit loan account in the name of
ERGO URANIUM in the books of account of ERGO MINING, the
said loan account to be liquidated in such manner and on such written terms and conditions as shall be determined by the
PARTIES.
10.
Occupation and Transfer of BRAKPAN PLANTS

10.1
It is recorded that with effect from the EFFECTIVE DATE:-
10.1.1 ownership rights, possession, risk and benefit of, in and to the
BRAKPAN PLANTS and use of the LAND passed from ERGO
URANIUM to ERGO MINING (in this context it is recorded that
ERGO MINING was permitted by ERGO URANIUM to use and
maintain the BRAKPAN PLANTS with effect from the 23
November 2007);
10.1.2 liability for compliance with all obligations and for payment of all monies in respect of the BRAKPAN PLANTS and the LAND,
including but not limited to rates, taxes, levies, imposts and other monies due in relation to the LAND (it again being recorded that
ERGO MINING shall have the use of the LAND pending, if
applicable, the acquisition and transfer thereof into its name) and pursuant to the applicable legislation, passed to ERGO MINING;
and
10.1.3
ERGO MINING agreed to discharge all costs of and assumed full responsibility and liability for the security and protection associated with the BRAKPAN PLANTS and the LAND.
10.2
ERGO MINING hereby indemnifies and holds ERGO URANIUM harmless retrospectively with effect from the 23 November 2007, in respect of all claims, damage, loss and/or expense which may be made against and/or suffered by

ERGO URANIUM in connection with and/or arising out of the use and occupation of the BRAKPAN PLANTS, including the LAND.
11.
Environmental Management, Environmental Rehabilitation, Health and Safety
and Related Costs
11.1
Notwithstanding anything to the contrary, ERGO MINING shall retrospectively with effect from the 23 November 2007, be responsible for the environmental management, environmental rehabilitation, health and safety and related costs in relation to the BRAKPAN PLANTS notwithstanding that the obligation in respect thereof shall have arisen prior to the 23 November 2007.
11.2 The environmental management, environmental rehabilitation, health and safety and related costs in respect of the BRAKPAN PLANTS (pending the acquisition and transfer, if applicable, of the LAND as soon as possible after the CONVERSION DATE) shall include but not be limited to:-
11.2.1
all the relevant prospecting and mining rights and approved EMP in terms of the MPRDA, permits or certificates required in terms of the NNR ACT and/or any other permit, record of decision or
licence required in terms of the ENVIRONMENTAL LEGISLATION
in respect of the BRAKPAN PLANTS;
11.2.2
the application by ERGO MINING for the nuclear authorisation required by ERGO MINING in terms of the NNR ACT to such of
the BRAKPAN PLANTS as may be subject thereto, within 90

(ninety) days of the SIGNATURE DATE or so soon thereafter as possible;
11.2.3 the issue in due course of a closure certificate in terms of section
43 of the MPRDA to ERGO URANIUM in respect of the applicable
BRAKPAN PLANTS, the removal of the BRAKPAN PLANTS from
ERGO URANIUM’s mining right, EMP and the certificate of
registration issued to ERGO URANIUM in respect of the
BRAKPAN PLANTS in terms of the NNR ACT;
11.2.4 restoration, anti-pollution measures, anti-flooding measures, making safe, radiation decontamination, rehabilitation, compliance with the terms of the EMP, ENVIRONMENTAL LEGISLATION,
any permit, licence or record of decision and implementing any closure plans as approved by the DME;
11.2.5 in no way derogating from 11.2.4 supra, general compliance with the ENVIRONMENTAL LEGISLATION;
11.2.6 compliance with the safety and health requirements in terms of the
Mine Health and Safety Act, No 29 of 1996, and the Occupational
Health and Safety Act, No 85 of 1993; and
11.2.7 in no way derogating from 11.2.1 to 11.2.6, compliance with all lawful directives of the relevant regulatory authorities, in relation to the BRAKPAN PLANTS to the extent applicable (in respect of the use thereof).
11.3
ERGO MINING shall, to the extent necessary, apply for the relevant nuclear authorisation as per clause 11.2.2. ERGO URANIUM will apply to the National
Nuclear Regulator for approval of a hazard assessment for the demolition and removal of radioactive equipment and material from the BRAKPAN PLANTS.
ERGO MINING will not conduct any demolition activities at or remove any radioactive equipment or material from the BRAKPAN PLANTS until ERGO
URANIUM has received the relevant approval of the hazard assessment or
ERGO MINING has been granted the nuclear authorisation, in terms of the
NNR ACT, for its activities at the BRAKPAN PLANTS;
11.4
in no way derogating from 11.2 or 11.3 supra, ERGO MINING shall comply with all of the relevant conditions and procedures of ERGO URANIUM’s certificate of registration issued in terms of the NNR ACT until such time as the
National Nuclear Regulator has granted ERGO MINING a nuclear authorisation in respect of the BRAKPAN PLANTS on the LAND and the National Nuclear
Regulator has removed the BRAKPAN PLANTS from ERGO URANIUM’s certificate of registration.
11.5
A radiation protection officer or other qualified person appointed by ERGO
MINING and approved by ERGO URANIUM shall oversee any activity involving radioactive material at the BRAKPAN PLANTS and on the LAND, including but not limited to, the supervision of the demolition of structures contaminated by radiation. The cost of the radiation protection officer shall be borne by ERGO MINING.
11.6
ERGO MINING will furnish ERGO URANIUM with a copy of the approved
EMP, mining right and permits or certificates issued in terms of the NNR ACT and any other permit, record of decision or licence required in terms of
ENVIRONMENTAL LEGISLATION in respect of the BRAKPAN PLANTS, as soon as each of these have been granted to ERGO MINING;
11.7
ERGO MINING hereby indemnifies and holds ERGO URANIUM harmless in respect of all claims, damages, losses and/or expenses, which may be made against and/or suffered by ERGO URANIUM in connection with and/or arising out of any breach by ERGO MINING of its obligations in terms of this clause 11 and/or any breach by ERGO MINING of the ENVIRONMENTAL
LEGISLATION, Occupational Health and Safety Act, No 85 of 1993 and the
Mine Health and Safety Act, No 29 of 1996.
11.8
Retrospectively with effect from the EFFECTIVE DATE and until ERGO
MINING has been granted the necessary permits and licences to conduct its operations and until the registration and transfer, where applicable, of any component of the BRAKPAN PLANTS, ERGO MINING shall comply with all of
ERGO URANIUM’s relevant permits, licences, authorisations, Codes of
Practice, Standards, Special Instructions and Environmental Management
Programme.

12.
MOGALE
MOGALE. as is evidenced by its signature at the foot of the ERGO URANIUM SALE
AGREEMENT, does hereby accept all the obligations imposed upon it, as also the benefits flowing in its favour as recorded in the ERGO URANIUM SALE
AGREEMENT.
13.
Non-Publication
13.1
The PARTIES record that it is not their intention to advertise the sale of the
BRAKPAN PLANTS in terms of Section 34 of the Insolvency Act, No 24 of
1936, as amended.
13.2
By reason of the aforegoing, ERGO URANIUM does hereby indemnify, hold harmless and absolve ERGO MINING in respect of all claims of whatsoever nature arising in relation to the non-publication of the sale in accordance with the aforesaid Act.
14.
Good Faith and Implementation
14.1
The PARTIES undertake to do all such things, perform all such acts and take all steps to procure the doing of all such things and the performance of all such acts, as may be necessary or incidental to give or conducive to the giving of effect to the terms, conditions and import of the ERGO URANIUM SALE
AGREEMENT.

14.2
The PARTIES shall at all times during the continuance of the ERGO
URANIUM SALE AGREEMENT observe the principles of good faith towards one another in the performance of their obligations in terms of the ERGO
URANIUM SALE AGREEMENT. This implies, without limiting the generality of the aforegoing, that:-
14.2.1
they will at all times during the term of the ERGO URANIUM SALE
AGREEMENT act reasonably, honestly and in good faith;
14.2.2
they will perform their obligations arising from the ERGO
URANIUM SALE AGREEMENT diligently and with reasonable
care; and
14.2.3 they will make full disclosure to each other of any matter that may affect the execution of the ERGO URANIUM SALE AGREEMENT
or its implementation from time to time.
15.
Breach
If either:-
15.1
PARTY fails to make any payment, owed by it, on the due date and remains in default for 90 (ninety) days after receiving written notice to remedy the default;
or

15.2
PARTY commits any other material breach of the ERGO URANIUM SALE
AGREEMENT and fails to remedy the breach within a reasonable time [which shall not be less than 90 (ninety) days] after receiving written notice to do so from the other PARTY; or
15.3
PARTY is unable or is deemed to be unable to pay its debts in accordance with the provisions of section 345 of the Companies Act, 1973, or otherwise defaults generally in the payment of its liabilities; or
15.4 a provisional or final order is made or an effective resolution passed for the winding-up of the other PARTY other than for bona fide restructuring purposes;
or
15.5 a provisional or final order is made for the judicial management of either
PARTY; or
15.6
of the assets of either PARTY having a value of not less than R250 000,00
(two hundred and fifty thousand rand) is attached under a writ of execution issued out of any court and the writ is not satisfied within 30 (thirty) days from its service or if satisfactory steps are not taken to procure the rescission of the judgment giving rise thereto; or
15.7 a scheme of arrangement or compromise is entered into or attempted by either
PARTY pursuant to the provisions of Section 311 of the Companies Act, No 61 of 1973, as amended, save where such scheme relates to a bona fide restructuring to which all the PARTIES have furnished their prior written consent, which shall not be unreasonably withheld or delayed, then and in such event and although such breach shall constitute a material breach, neither of the PARTIES shall be entitled to cancel the ERGO URANIUM SALE
AGREEMENT in the event of the breach being capable of being addressed by way of monetary compensation and save only in the event of the non-payment of such compensation, it being the underlying intention of the PARTIES that the ERGO
URANIUM SALE AGREEMENT which is being entered into in their mutual long term interests, will remain of full force and effect for the duration thereof.
16.
Dispute Resolution
16.1
Any dispute arising out of or in connection with the ERGO URANIUM SALE
AGREEMENT or the subject matter of the ERGO URANIUM SALE
AGREEMENT including without limitation any dispute concerning:-
16.1.1
the existence of the ERGO URANIUM SALE AGREEMENT apart
from this clause 16;
16.1.2
the interpretation and effect of the ERGO URANIUM SALE
AGREEMENT and the ANCILLARY AGREEMENTS;
16.1.3
the PARTIES’ respective rights and obligations under the ERGO
URANIUM SALE AGREEMENT, the ANCILLARY AGREEMENTS
and under the TERM SHEET;

16.1.4
the rectification of the ERGO URANIUM SALE AGREEMENT;
16.1.5
the breach, termination or cancellation of the ERGO URANIUM
SALE AGREEMENT or any matter arising out of breach,
termination or cancellation thereof;
16.1.6 damages in delict, compensation for unjust enrichment of any other claim, whether or not the rest of the ERGO URANIUM SALE
AGREEMENT (apart from this clause) is valid and in force,
shall in the first instance be referred for joint consideration and possible resolution to the following persons in the following order of priority:-
•
to the Chief Executive Officer of ERPM on the one hand and the Chief
Executive Officer of the ERGO URANIUM on the other hand;
thereafter
•
to the Chief Executive Officer of DRD SA and the Chief Executive
Officer of MINTAILS SA; thereafter
•
to the Chief Executive Officer of DRDGold Limited and the Chief
Executive Officer of MinTails Limited of Australia.
Should these officers not be able to resolve the dispute, then they shall, by agreement, appoint an independent third party to act as a mediator, and not as an arbitrator, to mediate in the resolution of the dispute. Should they not be able to agree on the mediator, then the mediator shall be selected by the
Chairman of the Arbitration Foundation of Southern Africa (“AFSA”). Should
the dispute not be resolved in this manner, then the dispute shall be decided by arbitration as set out in clauses 16.3 to 16.9 infra.
16.2
If either PARTY requires a dispute to be referred to arbitration after the mediation referred to in clause 16.1 supra has not been able to resolve a dispute, that PARTY shall notify the other PARTY in writing, identifying the dispute and setting out the relief required.
16.3 Within 30 (thirty) days of receipt of the notice referred to in clause 16.2 above, the PARTIES shall agree on the arbitrator. If agreement is not reached within
30 (thirty) days after either PARTY, in writing, called for agreement, the arbitrator shall be appointed by the Chairman of AFSA. The arbitrator appointed must be, taking into account the nature of the dispute, suitably qualified to deal with the matter and be totally independent of the PARTIES and not have represented either of the PARTIES at any prior stage.
16.4
The arbitration shall be held in Johannesburg and the PARTIES shall endeavour to ensure that it is completed, if possible, within 120 (one hundred and twenty) days after the appointment of the arbitrator unless the arbitrator is of the opinion that an extended period is required therefor. Should the
PARTIES be unable to agree on the time parameters for the resolution of the dispute and should it then become necessary to pursue the same as envisaged by the AFSA Rules then, notwithstanding anything to the contrary therein contained, the time parameters as contained in the AFSA Rules shall be deemed substituted in their entirety by the Uniform Rules of the High Court of
South Africa and in the event of any conflict, as determined by the presiding arbitrator.
16.5 The arbitrator need not strictly observe the principles of law and the rules of evidence and may decide upon the procedure to be followed in respect of the matters submitted to him according to what he considers equitable in the circumstances.
16.6 The proceedings in the arbitration shall as far as practicable take place in private and be kept confidential.
16.7
The PARTIES shall be entitled to legal representation at the arbitration.
16.8 The arbitrator shall decide the dispute and hand down a written decision no later than 30 (thirty) days after the completion of the arbitration proceedings unless the PARTIES agree to the contrary. Either PARTY aggrieved at the arbitrators’s decision shall be entitled to require the decision to be referred to an appeal panel of 3 (three) retired judges, one selected by each of the
PARTIES to the dispute (allied entities shall be deemed to constitute one disputing PARTY) and the remaining judge who shall be appointed by the 2
(two) nominated retired judges and who shall act as the chairman of the panel.
The procedures to be followed in connection with the appeal process shall be determined in accordance with those prescribed by AFSA unless the PARTIES agree to the contrary.

16.9
The provisions of this clause shall not preclude either PARTY from obtaining interim relief on an urgent basis from a court of competent jurisdiction pending the decision of the arbitrator.
17.
No Commission
The PARTIES acknowledge that no agent was instrumental in the conclusion of the
ERGO URANIUM SALE AGREEMENT and in the circumstances there is no commission payable to any third party in connection therewith.
18.
Costs
The costs of drafting and drawing the ERGO URANIUM SALE AGREEMENT and all costs incidental thereto, shall be borne and paid by ERGO MINING.
19.
Domicilia
19.1
The PARTIES hereby choose domicilia citandi et executandi for all purposes under the ERGO URANIUM SALE AGREEMENT at the addresses set
opposite their respective names hereunder:-
19.1.1
ERGO URANIUM – 1
st
Floor, North Wing, Lord Charles Office
Park, 337 Brooklyn Road, Brooklyn, Pretoria 0002 - telefax
number 012 346 4409;

19.1.2
ERGO MINING - 1
st
Floor, North Wing, Lord Charles Office Park,
337 Brooklyn Road, Brooklyn, Pretoria 0002 - telefax number
012 346 4409,
with copies in both instances to Feinsteins Attorneys, 10
th
Floor, JD House, 27
Stiemens Street, Braamfontein, Johannesburg 2001 - telefax number 011
712-0712.
19.2
Any notice to either of the PARTIES shall be addressed to it at its domicilium aforesaid and either sent by telefax or delivered by hand. In the case of any notice -
19.2.1 sent by telefax, it shall be deemed to have been received, unless the contrary is proved, on the next business day after despatch;
and
19.2.2 delivered by hand, it shall be deemed to have been received, unless the contrary is proved on the date of delivery, provided such date is a business day or otherwise on the next following business day.
19.3
Either PARTY shall be entitled, by notice to the other, to change its domicilium to another address in the Republic of South Africa, provided that the change shall only become effective 14 (fourteen) days after service of the notice in question.

19.4 Actual receipt of written notice shall constitute good and valid delivery of a notice notwithstanding that such notice is given other than in terms of 19.2.1 or
19.2.2 supra.
20.
Non-Variation
20.1
No variation or amendment of the ERGO URANIUM SALE AGREEMENT will be of any force or effect unless reduced to writing and signed by all the
PARTIES.
20.2
No consensual termination of the ERGO URANIUM SALE AGREEMENT will be of any force or effect unless reduced to writing and signed by all the
PARTIES.
20.3
No waiver or abandonment of any PARTY's rights arising from the ERGO
URANIUM SALE AGREEMENT, accrued or otherwise, will be of any force or effect as against such PARTY unless such waiver or abandonment is reduced to writing and signed by the PARTY waiving and abandoning such rights.
20.4
No oral statements and no conduct by a PARTY relating to any purported variation, amendment, cancellation, waiver or abandonment will estop a
PARTY from relying upon the formalities prescribed in the preceding sub-
clauses of this clause.
21.
Signature in Counterparts

The ERGO URANIUM SALE AGREEMENT may be signed in separate counterparts, each of which shall be deemed to be an original and all of which taken together shall constitute one and the same instrument. A counterpart of the ERGO URANIUM SALE
AGREEMENT in telefax form shall be conclusive evidence of the original signature and shall be as effective in law as the counterparts in original form showing the original signatures.
22.
TERM SHEET
22.1
It is recorded that the ERGO URANIUM SALE AGREEMENT constitutes one of many agreements to be executed pursuant to the TERM SHEET.
22.2
Upon the SIGNATURE DATE, the TERM SHEET shall, to the extent that it impacts upon the ERGO URANIUM SALE AGREEMENT, be deemed
superseded thereby save that to the extent any dispute may arise in regard to the ERGO URANIUM SALE AGREEMENT then from an historical perspective, cognisance shall be taken of the TERM SHEET in order to determine the intentions of the PARTIES at the time of the conclusion thereof.
Thus done and signed by ERGO URANIUM at Johannesburg on this the 15 th
day of August
2008, in the presence of the undersigned witnesses.
As witnesses:-
For: Ergo Uranium (Proprietary) Limited
1.
/s/DAW van der Walt
director -

Thus done and signed by ERGO MINING at Johannesburg on this the 15 th
day of August
2008, in the presence of the undersigned witnesses.
As witnesses:-
For: Ergo Mining (Proprietary) Limited
1.
/s/LD Birrell
director who by his signature warrants that
he is duly authorised hereto-
Thus done and signed by MOGALE at Johannesburg on this the 15 th
day of August 2008, in
the presence of the undersigned witnesses confirming and accepting the provisions of clause 12 supra.
As witnesses:-
For: Mogale Gold (Proprietary) Limited
1.
/s/DAW van der Walt
director who by his signature warrants that
he is duly authorised hereto-

Annexe "A"
Extracts from the Minutes of a Meeting of the Board of Directors of Ergo Uranium (Proprietary)
Limited, held at Johannesburg on the 15
th
day of August 2008

Resolved that :-
1.
The company enters into an agreement
with Ergo Mining (Proprietary) Limited, upon
the terms and conditions contained in a
draft of such agreement which was tabled
at this meeting.
2.
Diederik Albert Willem van der Walt, in his
capacity as a director of the company, be
and he is hereby authorised to sign the said
agreement for and on behalf of the
company.
Certified True Extracts
Chairman of the Meeting

Annexe "B"
Extracts from the Minutes of a Meeting of the Board of Directors of Ergo Mining (Proprietary)
Limited, held at Johannesburg on the 15
th
day of August 2008

Resolved that :-
1.
The company enters into an agreement
with Ergo Uranium (Proprietary) Limited,
upon the terms and conditions contained in
a draft of such agreement which was tabled
at this meeting.
2.
Lloyd Dunbar Birrell, in his capacity as a
director of the company, be and he is
hereby authorised to sign the said
agreement for and on behalf of the
company.
Certified True Extracts
Chairman of the Meeting

Annexe “C”
Schedule of ANCILLARY AGREEMENTS
(vide clause 1.1.1 supra)
1.
Shareholders’ Agreement in relation to Ergo Mining (Pty) Limited to be entered into by and between Crown Gold Recoveries (Pty) Limited, Ergo Uranium (Pty) Limited and
Ergo Mining (Pty) Limited.
2.
Mining User Contract to be entered into by and between Crown Gold Recoveries (Pty)
Limited, East Rand Proprietary Mines Limited, Elsburg Gold Mining Joint Venture,
Ergo Mining (Pty) Limited, Ergo Uranium (Pty) Limited and Mogale Gold (Pty) Limited
relating to the use, inter alia, of what has been defined as the “ERPM Assets” and the
“Ergo Mining Assets”.
3.
Elsburg Gold Mining Joint Venture Agreement to be entered into by and between East
Rand Proprietary Mines Limited and Mogale Gold (Pty) Limited.
4.
Facility Agreement to be entered into by and between DRDGold South African
Operations (Pty) Limited and Elsburg Gold Mining Joint Venture.
5.
Facility Agreement to be entered into by and between Mogale Gold (Pty) Limited and
Elsburg Gold Mining Joint Venture.

Annexe “D”
Plant reflecting BRAKPAN PLANTS
(vide clauses 1.1.4, 1.1.5 and 1.1.6 supra)

Annexe “E”
Salient Terms and Conditions of LEASE
(vide clause 1.1.33 supra)
1. Lessor
ERGO URANIUM
2. Lessee
ERGO MINING
3. Subject Matter of Lease
LAND
4. Duration of Lease
From the EFFECTIVE DATE until the date of the
conclusion of a sale agreement between the
Lessor and the Lessee in terms whereof the
former sells to the latter the LAND for the
consideration set forth in clause 10.2 of the
ERGO URANIUM SALE AGREEMENT.
5. Rental R1,00 (one rand) per annum.
6. Lease Terms As per common law.